UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number	1-13721

IAC Capital Trust (Exact name of registrant as specified in its charter)

550 Newport Center Drive, Suite 300, Newport Beach, California 92660 — (949) 720-5550
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8¼% Series A REIT Trust Originated Preferred Securities (Title of each class of securities covered by this Form)

Not Applicable (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None

    Pursuant to the requirements of the Securities Exchange Act of 1934, IAC Capital Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 31, 2002	By:	/s/ David A. Patty
David A. Patty
Regular Trustee